Northwest Biotherapeutics, Inc.	t (240) 497-9024	www.nwbio.com OTCBB: NWBT

4800 Montgomery Lane Suite 800 Bethesda, MD 20814	f (240)-627-4121 aboynton@nwbio.com

Alton L. Boynton, Ph.D. President and Chief Executive Officer

January 13, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re:	Northwest Biotherapeutics, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended September 30, 2010
File No. 000-33393

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated December 16, 2010 (the “Comment Letter”).  In response to these comments, Northwest Biotherapeutics, Inc. (the “Company”) shall file Amendment No. 1 on Form 10-K for the year ended December 31, 2009 and Amendment No. 1 on Form 10-Q for the quarters ending March 31, 2010, June 30, 2010 and September 30, 2010.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business
Intellectual Property, page 13

1.
We note your statement that you have “33 issued and licensed patents.”  To the extent that your technology is substantially dependent on patents licensed from third parties, please identify the parties, and provide proposed disclosure describing the terms of the licenses and file copies of the agreements as exhibits.  If you believe you are not substantially dependent on these licenses, please provide us with an analysis us supporting your determination.

We have a robust program of clinical trials using our lead technology (immune therapy), with late stage clinical trials for two cancers (one under way and the other approved by FDA but not yet under way) and early stage trials for five other cancers approved by FDA. These products and trials involve the intellectual property that is owned by the Company and not licensed.  None of these products or trials require the intellectual property that is licensed, and these products and trials are the only ones that the Company is currently actively developing.  Accordingly, Management does not believe the Company is substantially dependent upon the licenses, nor that further disclosure about the licenses is needed.

We protect our proprietary technologies through patents issued and licensed throughout the world. We have 33 issued (9 in the U.S. and 24 in other jurisdictions) and 134 patent applications pending (15 in the U.S. and 119 in other jurisdictions) which cover the use of DCs in DCVax ® as well as targets for either the Company’s DC or monoclonal antibody therapy candidates and isolation and manufacturing, handling and administration of DCVax ®. The issued patents expire at various dates between 2015 and 2026.  Among all these patents, only 3 issued U.S. patents and 6 pending U.S. and foreign patents have been licensed.  The licenses were obtained from Northwest Hospital as part of our founding agreement. The remaining 24 issued patents and 134 pending patent applications are owned by the Company. The technology covered by the patents licensed from Northwest Hospital is not relevant to our core immunotherapy technologies which are in clinical trials as explained above.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009, page 34

2.	Please provide proposed disclosure to be included in future filings to include an explanation for the loan conversion inducement recorded during 2009.

The following language will be included in future filings:

In September 2009, Toucan Partners agreed to convert $1,156,718, representing principal and accrued interest (including a default penalty of 0.25% per month) outstanding on the $1.0 million loan made to the Company on August 19, 2008, and $552,738, representing principal and accrued interest (including a default penalty of 0.25% per month) outstanding on a loan made to the Company on December 22, 2008.  This total of $1,709,456 was converted into 8,547,280 shares of the Company’s common stock.  Additionally in connection with the conversions the Company issued Toucan Partners warrants to purchase 842,375 shares at an exercise price of $0.20 per share and warrants to purchase 513,841 shares at an exercise price of $0.41 per share. The terms relating to the Toucan Partners conversions were based upon and conformed to the terms upon which non-affiliated sophisticated investors made investments in the Company in the same periods.  The value of the stock issued to Toucan Partners in excess of the carrying amount of the loans and accrued interest payable amounted to $4,701,004, and together with the fair value of the warrants, of $916,716, was charged to loan conversion inducement expense in the accompanying consolidated statements of operations during the quarter ended September 30, 2009.

Liquidity and Capital Resources, page 34

3.	In future filings please provide a discussion of your short term capital requirements and sources available.

We will provide a discussion of the Company’s short term capital requirements and available sources of capital in future filings.

Contractual Obligations, page 36

4.
To the extent that your agreements with Synteract, Media Marketing Connect LLC  and Dr. David Filer are material, please describe the material terms of each.  The description should include the nature of each party’s obligations, required payments, term and termination provisions, as well as any other material terms.  If you are substantially dependent on any of the agreements, please file them as exhibits.

The contracts with Synteract, Media Marketing Connect and Dr. David Filer are service contracts entered into in the normal course of business.  Synteract is a clinical research organization which has been retained to monitor the Company’s clinical activities.  Media Marketing Connect and Dr. David Filer have both been engaged to provide investor relations and public relations advice and support.  The agreements are commercially competitive.

Party	Payments	Term	Termination
Dr. David Filer	$5,000 per month plus warrant to purchase 100,000 shares at $0.75 each	2 Years commencing January 1, 2010	Other than “For Cause or breach” may be terminated on 60 days notice

Market Media Connect LLC	$10,000 per month plus warrant to purchase 250,000 shares at higher of $1.00 or 75% of highest price at which funds are raised during the term of agreement	February 1, 2010 to August 1, 2010	30 days notice

Synteract	Quoted fees and reimbursement of out-of-pocket costs	Duration of Phase II/III clinical trials	30 Days

The Company is not substantially dependent on any of these contractors as there are numerous other contractors that provide similar services and management does not believe the contracts have a material impact on the financial position, operations or cash flows of the Company.

Directors, Executive Officers and Corporate Governance, page 37

5.
Please provide draft disclosure that discusses the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director for the registrant as required by Item 401(e) of Regulation S-K.

The Company proposes the following disclosure regarding the specific experience, qualifications, attributes or skills of each director and executive officer which led to the conclusion that he/she should serve.

Alton L. Boynton, PhD:  As a result of Dr. Boynton’s significant years of service as a director and running a number of programs focusing on oncology and cancer-related research programs, including a PhD in Radiation Biology, the Company concluded that Dr. Boynton should serve as a director and executive officer.

Linda F. Powers:  Ms. Powers has over 25 years of experience in corporate financings and business transactions, including 10 years specializing in biotechnology investment and company building.  Ms. Powers has served for a number of years on Boards of a leading immunology research institute, a large cancer center and more than half a dozen biotechnology companies.  The Company believes this background and experience makes Ms. Powers well qualified to serve as a Director.

Robert Farmer:  The Company concluded Mr. Farmer should serve as a director of the Company due to his previous business successes, his experience as treasurer in four presidential campaigns and his service on other boards of directors (including International Data Group, Dale Carnegie Associates, Sober Steering Sensors and Clark Ridge Publishing).

Notes to the Consolidated Financial Statements
(5) Stockholders’ Equity (Deficit)
(c) Common Stock Issuances, page 65

6.
Please explain to us why you valued the common stock issued for services in 2009 based on the price of your common stock in recent financing transactions rather than on the quoted market price.  Please cite the authoritative accounting literature you relied upon in your analysis.

The authoritative guidance used to account for these transactions are set forth below.  This guidance establishes that the value to be used is the “fair value” of the stock.

•
Accounting Standards Codification Paragraph 505-50-30-2:  Paragraph 505-50-30-6 establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

•
Accounting Standards Codification Paragraph 505-50-30-11:  An entity (the issuer, grantor, or purchaser) may enter into transactions with nonemployees in which equity instruments are issued in exchange for the receipt of goods or services or to provide a sales incentive. The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

o	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment), or

o	The date at which the counterparty's performance is complete.

The stock that was issued for services in 2009 was unregistered, restricted stock.  As such, it carried a materially different “fair value” than tradable stock that is quoted in the market.  (In addition, it is worth noting that in the market at the time, our stock was very thinly traded – with daily volumes in the tens of thousands of shares – and volatile.)

The reference point we used for determining the “fair value” of the unregistered, restricted stock was the price at which we were able to conclude actual financing transactions with arms length, non-affiliated sophisticated parties at the time for the same unregistered class of stock.  During all of 2009, and especially during Q2 and Q3 of 2009, we tried very urgently for months and months on end to obtain financing on any basis (debt, equity, etc.) from any parties, either new or existing investors.  The Great Recession market circumstances were very severe in the biotech sector at that time.  After months of pursuing many, many potential investors, we had to accept the price that investors were willing to pay.  We used this same price, which arms-length investors were willing to pay for such unregistered shares, as the benchmark for determining the “fair value” of the  stock issued for services.

Signature, page 77

7.
Pursuant to General Instruction D of Form 10-K, your Form 10-K must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of the board of directors.  As it does not appear that it has been signed by a majority of the board of directors, you should amend your filing to include all required signatures.  To the extent that Mr. Boynton serves in the capacity as principal executive officer, principal financial officer, and controller or principal accounting officer, the signature block should so indicate.

We will revise the Form 10-K to be executed by Alton Boynton as the Company’s principal executive officer and principal financial officer.  Additionally, the Form 10-K will be revised to be executed by a majority of the members of the Company’s Board of Directors.

Exhibit 31.1

8.
We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K.  Please amend your filing to revise the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.  Please also amend your Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010 to revise the certifications.

We will amend the certification to provide:

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	………..

Form 10-Q for the quarterly period ended September 30, 2010

Signatures, page 26

9.
Pursuant to General Instruction G of Form 10-Q, your Form 10-Q must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of the board of directors.  As it does not appear that it has been signed by a majority of the board of directors, you should amend your filing to include all required signatures.  To the extent that Mr. Boynton serves in the capacity as principal financial officer and controller or principal accounting officer, the signature block should so indicate.  Similarly, amend your Form 10-Qs for the period ending March 31, 2010 and June 30, 2010.

We will revise the Form 10-Q’s to be executed by Alton Boynton as the Company’s principal executive officer and principal financial officer.  Additionally, the Form 10-Q’s shall be revised to be executed by a majority of the members of the Company’s Board of Directors.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.

By:	/s/ Alton L. Boynton
Alton L. Boynton
President and Chief Executive Officer